

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2013

<u>Via E-mail</u>
Mr. Paul Seavey
Senior Vice President, Chief Financial Officer
Equity LifeStyle Properties, Inc.
Two North Riverside Plaza, Suite 800
Chicago, Illinois 60606

>   **Re: Equity LifeStyle Properties, Inc.**
>   **Form 10-K for the year ended December 31, 2012**
>   **Filed on February 28, 2013**
>   **File No. 001-11718**

Dear Mr. Seavey:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Kevin Woody
>
>   Kevin Woody
>   Branch Chief